SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

eGain Communications Corporation
(Name of Issuer)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

282225C103
(CUSIP Number)

John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3025
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

All ownership percentages set forth herein are based on there being 24,784,524 shares of Common Stock outstanding unless otherwise specified herein.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 282225C103	SC 13D	Page 2 of 28

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Oak Hill Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,871,479
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,871,479
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,871,479(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%(2)
14	TYPE OF REPORTING PERSON PN

(1)
3,871,479 shares of Common Stock are owned directly by Oak Hill Capital Partners, L.P., through its general partner, OHCP GenPar, L.P., through OHCP GenPar, L.P.’s general partner, OHCP MGP, LLC.  See Item 5(a) herein.

(2)	Assumes that there are 24,784,524 shares of Common Stock outstanding as of January 31, 2013.

CUSIP No. 282225C103	SC 13D	Page 3 of 28

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Oak Hill Capital Management Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,269
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,269
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,269(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(4)
14	TYPE OF REPORTING PERSON PN

(3)
99,269 shares of Common Stock are owned directly by Oak Hill Capital Management Partners, L.P., through its general partner, OHCP GenPar, L.P., through OHCP GenPar, L.P.’s general partner, OHCP MGP, LLC.  See Item 5(a) herein.

(4)	Assumes that there are 24,784,524 shares of Common Stock outstanding as of January 31, 2013.

CUSIP No. 282225C103	SC 13D	Page 4 of 28

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON OHCP GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,970,748
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,970,748
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,970,748(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%(6)
14	TYPE OF REPORTING PERSON PN

(5)
OHCP GenPar, L.P. beneficially owns the following shares of Common Stock:  (i) 3,871,479 shares of Common Stock in its capacity as general partner of Oak Hill Capital Partners, L.P.; and (ii) 99,269 shares of Common Stock in its capacity as general partner of Oak Hill Capital Management Partners, L.P.  See Item 5(a) herein.

(6)	Assumes that there are 24,784,524 shares of Common Stock outstanding as of January 31, 2013.

CUSIP No. 282225C103	SC 13D	Page 5 of 28

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON OHCP MGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,970,748
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,970,748
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,970,748(7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%(8)
14	TYPE OF REPORTING PERSON OO

(7)	See footnote (5) to page relating to OHCP GenPar, L.P. Power is exercised by OHCP MGP, LLC in its capacity as general partner of OHCP GenPar, L.P.

(8)	Assumes that there are 24,784,524 shares of Common Stock outstanding as of January 31, 2013.

CUSIP No. 282225C103	SC 13D	Page 6 of 28

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Oak Hill Venture Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 583,655
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 583,655
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,655(9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

(9)
583,655 shares of Common Stock are owned directly by Oak Hill Venture Fund I, L.P. through its general partner, OHVF GenPar I, L.P., through OHVF GenPar I, L.P.’s general partner, OHVF MGP I, LLC.  See Item 5(a) herein.

CUSIP No. 282225C103	SC 13D	Page 7 of 28

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON OHVF GenPar I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 583,655
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 583,655
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,655(10)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

(10)	Power is exercised by OHVF GenPar I, L.P. in its capacity as general partner to Oak Hill Venture Fund I, L.P. and through its general partner, OHVF MGP I, LLC.

CUSIP No. 282225C103	SC 13D	Page 8 of 28

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON OHVF MGP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 583,655
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 583,655
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,655(11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

(11)
See footnote (10) to page relating to OHVF GenPar I, L.P.  Power is exercised by OHVF MGP I, LLC in its capacity as general partner to OHVF GenPar I, L.P. and through its sole member, Group Investors, LLC.

CUSIP No. 282225C103	SC 13D	Page 9 of 28

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Group Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 583,655
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 583,655
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,655(12)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON CO

(12)	See footnote (11) to page relating to OHVF MGP I, LLC. Power is exercised by Group Investors, LLC in its capacity as sole member of OHVF MGP I, LLC. Group Investors, LLC is 100% owned by Mark Wolfson.

CUSIP No. 282225C103	SC 13D	Page 10 of 28

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON FW Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,427,325
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,427,325
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,427,325(13)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(14)
14	TYPE OF REPORTING PERSON PN

(13)	1,427,325 shares of Common Stock are owned directly by FW Investors V, L.P., through its general partner, FW Management II, LLC. See Item 5(a) herein.

(14)	Assumes that there are 24,784,524 shares of Common Stock outstanding as of January 31, 2013.

CUSIP No. 282225C103	SC 13D	Page 11 of 28

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON FW Management II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,427,325
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,427,325
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,427,325(15)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(16)
14	TYPE OF REPORTING PERSON OO

(15)
See footnote (13) to page relating to FW Investors V, L.P.  Power is exercised by FW Management II, LLC in its capacity as general partner to FW Investors V, L.P. through its sole member, J. Taylor Crandall.

(16)	Assumes that there are 24,784,524 shares of Common Stock outstanding as of January 31, 2013.

CUSIP No. 282225C103	SC 13D	Page 12 of 28

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Robert M. Bass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 210,427
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 210,427
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,427(17)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON IN

(17)	Represents the shares of Common Stock that are beneficially owned as a result of a previous distribution from FW Ventures I, L.P.

CUSIP No. 282225C103	SC 13D	Page 13 of 28

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Capital Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,531(18)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 52,531
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

(18)
Represents the shares of Common Stock that are beneficially owned as a result of a previous distribution by FW Ventures I, L.P.  Power is exercised by Capital Partnership through its general partner, Capital GenPar, LLC.

CUSIP No. 282225C103	SC 13D	Page 14 of 28

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Capital GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,531(19)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 52,531(19)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,531(19)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

(19)
Solely in its capacity as general partner of Capital Partnership, L.P.  See footnote (18) to page relating to Capital Partnership, L.P.  Power is exercised by Capital GenPar, LLC solely in its capacity as general partner of Capital Partnership, L.P. See Item 5(a) herein.

CUSIP No. 282225C103	SC 13D	Page 15 of 28

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON David G. Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,007
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,007
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,507(20)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(21)
14	TYPE OF REPORTING PERSON IN

(20)
Represents 12,007 shares of Common Stock that are beneficially owned as a result of a previous distribution by FW Ventures I, L.P. and 1,500 shares of Common Stock that would be beneficially owned upon exercise of director options held by Mr. Brown.

(21)	Assumes that there are 24,784,524 shares of Common Stock outstanding as of January 31, 2013.

CUSIP No. 282225C103	SC 13D	Page 16 of 28

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Mark A. Wolfson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,662(22)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 600,662(22)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,662(22)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%(23)
14	TYPE OF REPORTING PERSON IN

(22)
Represents 12,007 shares of Common Stock that are beneficially owned as a result of a previous distribution by FW Ventures I, L.P., 5,000 shares of Common Stock that would be beneficially owned upon exercise of director options held by Dr. Wolfson and 583,655 shares of Common Stock beneficially owned as a result of Mark Wolfson’s 100% ownership of Group Investors, LLC, the sole member of OHVF MGP I, LLC. See Footnote (12) to page relating to Group Investors, LLC.

(23)	Assumes that there are 24,784,524 shares of Common Stock outstanding as of January 31, 2013.

CUSIP No. 282225C103	SC 13D	Page 17 of 28

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Group III 31, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,001
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,001(24)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

(24)	Represents the shares of Common Stock that are beneficially owned as a result of a previous distribution by FW Ventures I, L.P.

CUSIP No. 282225C103	SC 13D	Page 18 of 28

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON J. Taylor Crandall (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,430,326
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,430,326
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,430,326(25)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(26)
14	TYPE OF REPORTING PERSON IN

(25)
(i) Solely in his capacity as the sole member of Group III 31, LLC with respect to 3,001 shares of Common Stock, which represents the shares of Common Stock that are beneficially owned as a result of a previous distribution by FW Ventures I, L.P.; and (ii) solely in his capacity as the sole member of FW Management II, LLC with respect to 1,427,325 shares.  See footnote (15) to page relating to FW Management II, LLC.

(26)	Assumes that there are 24,784,524 shares of Common Stock outstanding as of January 31, 2013.

CUSIP No. 282225C103	SC 13D	Page 19 of 28

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Woodside Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,005
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,005
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,005(27)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

(27)
Represents the shares of Common Stock that are directly owned by Woodside Partners, L.P. as a result of a previous distribution by FW Ventures I, L.P.  Woodside Partners, L.P. owns the shares through its general partner, Tonandowah, L.L.C., of which the sole member is Caroline Jean Crandall 1998 Trust, of which John Fant is the sole trustee.

CUSIP No. 282225C103	SC 13D	Page 20 of 28

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Tonandowah, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,005
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,005
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,005(28)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

(28)	Solely in its capacity as the general partner of Woodside Partners, L.P. See footnote (26) to page relating to Woodside Partners, L.P.

CUSIP No. 282225C103	SC 13D	Page 21 of 28

Amendment No. 9 to Schedule 13D

This Amendment No. 9 to Schedule 13D is filed by the undersigned to amend Schedule 13D, filed on August 18, 2000 (the “Original Filing”), as amended by Amendment No. 1 to the Schedule 13D filed on February 15, 2001, as amended by Amendment No. 2 to the Schedule 13D filed on August 15, 2001, as amended by Amendment No. 3 to the Schedule 13D filed on April 6, 2004, as amended by Amendment No. 4 to the Schedule 13D filed on October 1, 2004, as amended by Amendment No. 5 to the Schedule 13D filed on December 28, 2004, as amended by Amendment No. 6 to the Schedule 13D filed on September 26, 2008, as amended by Amendment No. 7 to the Schedule 13D filed on September 8, 2011 and as amended by Amendment No. 8 to the Schedule 13D filed on October 25, 2011.  Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing.

Item 1.  Security and Issuer.

No material change.

Item 2.  Identity and Background.

References to FW Group GP LLC, which was disclosed as FW Group GenPar, Inc. on September 26, 2008 in Amendment No. 6, are hereby replaced by Group Investors, LLC, a Delaware limited liability company ("Group"). FW Group GP, LLC assigned its ownership interest in OHVF MGP I, LLC to Group. Group is 100% owned by Mark Wolfson.

References to Capital Partnership are hereby replaced by Capital Partnership, L.P., a Delaware limited partnership. Capital Partnership converted to a limited partnership. Capital GenPar, LLC, a Delaware limited liability company ("Capital GenPar"), serves as general partner of Capital Partnership.

Item 2. (b) - (c) is amended and supplemented by the replacement of Group and Capital Partnership as follows:

Group is a Delaware limited liability company, the principal business of which is acting as the sole member of OHVF MGP. The principal business address of Group, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group is as follows:

NAME	RESIDENCE OR BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT
J. Taylor Crandall	See above	See above
David G. Brown	See above	Private Investor
Mark A. Wolfson	See above	Partner of Oak Hill Investment Management, L.P. ("OHIM")
James N. Alexander	See above	Partner of OHIM
W. Robert Cotham	See above	Private Investor
John H. Fant	See above	General Counsel of OHIM
Kevin G. Levy	See above	See above
Gary W. Reese	201 Main St., Ste. 3100 Fort Worth, Texas 76102	Treasurer of BEPCO

Capital Partnership is a Delaware limited partnership, the principal business of which is investments. The principal business address of Capital Partnership, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Capital GenPar serves as the sole general partner of Capital Partnership.

Capital GenPar is a Delaware limited liability company, the principal business of which is serving as the general partner of Capital Partnership. The principal business address of Capital Partnership, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

CUSIP No. 282225C103	SC 13D	Page 22 of 28

Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Capital GenPar is as follows:

NAME	RESIDENCE OR BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT
J. Taylor Crandall	See above	See above
Mark A. Wolfson	See above	See above
James N. Alexander	See above	See above
John H. Fant	See above	See above
Kevin G. Levy	See above	See above
Gary W. Reese	See above	See above

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented by the addition of the following:

On February 19, 2013, the Company concluded a public offering for the re-sale of Common Stock held by the Reporting Persons and another selling stockholder (the "Offering"). In connection with the Offering, on February 13, 2013, the Company entered into an Underwriting Agreement (the "Underwriting Agreement") with the Reporting Persons and the other selling stockholder in the offering named on Schedule 2 thereto, and Needham & Company, LLC, acting as the representative of the underwriters listed in Schedule 1 thereto. Pursuant to the Underwriting Agreement, in the Offering an aggregate of 2,495,500 shares of Common Stock were sold by the selling stockholders. The Underwriting Agreement contains customary representations, covenants and indemnification provisions.

In connection with the public offering, pursuant to the lock up agreement (the "Lock-Up Agreement") the Reporting Persons agreed with the underwriters that, during the period commencing as of the date of the Underwriting Agreement and ending on the date that is 60 days after the date of the prospectus supplement relating to the Offering (the "Lock-Up Period"), it will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, without, in each case, the prior written consent of Needham & Company, LLC. The foregoing shall not apply to (a) any distribution of shares of Common Stock or any security convertible into shares of Common Stock to limited partners, members or stockholders of the Reporting Persons or to the Reporting Persons' affiliates or to any investment fund or other entity controlled or managed by the Reporting Persons; provided the Reporting Persons shall use best efforts to cause each distributee or transferee not to sell any Common Stock acquired by them in the distribution until the earlier to occur of (x) the date that is 60 days after the date of the prospectus supplement relating to the Offering and (y) the date on which the lock-up restrictions under the Lock-Up Agreement shall terminate, (b) bona fide gifts or, upon death of the Reporting Persons, by will or intestate succession to the Reporting Persons' immediate family; provided the recipient thereof agrees in writing to be bound by the terms of the Lock-Up Agreement, (c) dispositions to any trust for the direct or indirect benefit of the Reporting Persons and/or the Reporting Persons' immediate family; provided such trust agrees in writing to be bound by the terms of the Lock-Up Agreement, (d) the grant by the Company of any option, restricted stock or other equity award and the distribution by the Company, including receipt thereof by the Reporting Persons, of shares of Common Stock upon the exercise of an option or warrant and/or the withholding of shares of Common Stock by the Company to pay the exercise price of an option or warrant or to pay withholding or similar taxes in respect of an option, restricted stock or other equity award and (e) the establishment of a written trading plan meeting the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, relating to the sale of shares of Common Stock; provided that shares of Common Stock subject to such plan may not be sold until the expiration of the Lock-Up Period.

CUSIP No. 282225C103	SC 13D	Page 23 of 28

Item 5.  Interest in Securities of the Issuer.

(a)           Item 5(a) is hereby amended and replaced by the addition of the following:

As of February 19, 2013, (i) OHCP beneficially owns 3,871,479 shares of the Common Stock or 15.6% of the issued and outstanding shares of the Common Stock; (ii) OHCMP beneficially owns 99,269 shares of the Common Stock or 0.4% of the issued and outstanding shares of the Common Stock; (iii) OHCP GenPar, because of its position as general partner of each of OHCP and OHCMP may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 3,970,748 shares of Common Stock or 16.0% of the issued and outstanding shares of the Common Stock; (iv) OHCP MGP, because of its position as general partner of OHCP GenPar may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 3,970,748 shares of Common Stock or 16.0% of the issued and outstanding shares of the Common Stock; (v) OHVF beneficially owns 583,655 shares of the Common Stock or 2.4% of the issued and outstanding shares of the Common Stock; (vi) OHVF GenPar, because of its position as general partner of OHVF may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 583,655 shares of Common Stock or 2.4% of the issued and outstanding shares of the Common Stock; (vii) OHVF MGP, because of its position as general partner of OHVF GenPar may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 583,655 shares of Common Stock or 2.4% of the issued and outstanding shares of the Common Stock; (viii) FWI beneficially owns 1,427,325 shares of the Common Stock or 5.8% of the issued and outstanding shares of the Common Stock; (ix) FWM, because of its position as general partner of FWI may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,427,325 shares of the Common Stock or 5.8% of the issued and outstanding shares of the Common Stock; (x) Group Investors, LLC, because of its position as sole member of OHVF MGP may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 583,655 shares of the Common Stock or 2.4% of the issued and outstanding shares of the Common Stock; (xi) Capital beneficially owns 52,531 shares of Common Stock or 0.2% of the issued and outstanding shares of the Common Stock; (xii) Mr. Bass beneficially owns 210,427 shares of Common Stock or 0.8% of the issued and outstanding shares of Common Stock; (xiii) Mr. Brown beneficially owns 13,507 shares of Common Stock or 0.1% of the issued and outstanding shares of Common Stock; (xiv) Dr. Wolfson beneficially owns 17,007 shares of Common Stock or 0.1% of the issued and outstanding shares of Common Stock and, because of his position as sole member of Group Investors, LLC, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 583,655 shares of Common Stock or 2.4% of the issued and outstanding shares of Common Stock, for a combined total beneficial ownership of 600,662 shares of Common Stock or 2.4% of the issued and outstanding shares of Common Stock; (xv) Woodside beneficially owns 9,005 shares of Common Stock or less than 0.1% of the issued and outstanding shares of Common Stock; (xvi) Tonandowah, LLC, because of its position as general partner of Woodside, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 9,005 shares of Common Stock or less than 0.1% of the issued and outstanding shares of Common Stock; (xvii) Group III beneficially owns 3,001 shares of Common Stock or less than 0.1% of the issued and outstanding shares of Common Stock; and (xviii) Mr. Crandall, because of his position as sole member of Group III and the sole member of FWM may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,430,326 shares of Common Stock or 5.8% of the issued and outstanding shares of Common Stock.

(b)           No material change.

(c)           No material change.

(d)           No material change.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.  Material to be Filed as Exhibits.

No material change.

CUSIP No. 282225C103	SC 13D	Page 24 of 28

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 21, 2013

OAK HILL CAPITAL PARTNERS, L.P.

By:	OHCP GenPar, L.P., its general partner

By:	OHCP MGP, LLC, its general partner

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.

By:	OHCP GenPar, L.P., its general partner

By:	OHCP MGP, LLC, its general partner

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

OHCP GENPAR, L.P.

By:	OHCP MGP, LLC, its general partner

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

CUSIP No. 282225C103	SC 13D	Page 25 of 28

OHCP MGP, LLC

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

OAK HILL VENTURE FUND I, L.P.

By:	OHVF GenPar I, L.P., its general partner

By:	OHVF MGP I, LLC, its general partner

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

OHVF GENPAR I, L.P.

By:	OHVF MGP I, LLC, its general partner

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

OHVF MGP I, LLC

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

CUSIP No. 282225C103	SC 13D	Page 26 of 28

GROUP INVESTORS, LLC

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

FW INVESTORS V, L.P.

By:	FW Management II, LLC, its general partner

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

FW MANAGEMENT II, LLC

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

ROBERT M. BASS

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Attorney-in-Fact for:
ROBERT M. BASS (1)

(1)	A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

CUSIP No. 282225C103	SC 13D	Page 27 of 28

CAPITAL PARTNERSHIP, L.P.

By:	Capital GenPar, LLC, General Partner

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

CAPITAL GENPAR, LLC

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

GROUP III 31, LLC

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

/s/ David G. Brown
DAVID G. BROWN

/s/ Mark A. Wolfson
MARK A. WOLFSON

/s/ Kevin G. Levy
KEVIN G. LEVY
Attorney-in-Fact for:
J. TAYLOR CRANDALL (1)

(1)	A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

CUSIP No. 282225C103	SC 13D	Page 28 of 28

WOODSIDE PARTNERS, L.P.

By:	Tonandowah, L.L.C., its general partner

By:	/s/ John H. Fant
Name: John H. Fant
Title: Vice President

TONANDOWAH, L.L.C.

By:	/s/ John H. Fant
Name: John H. Fant
Title: Trustee of the Caroline Jean Crandall 1998 Trust, sole member of Tonandowah, L.L.C.

Joint Filing Agreement

We, the signatories of the statement on Schedule 13D Amendment No. 9 to which this Agreement is attached, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

DATED:  February 21, 2013

OAK HILL CAPITAL PARTNERS, L.P.

By:	OHCP GenPar, L.P., its general partner

By:	OHCP MGP, LLC, its general partner

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.

By:	OHCP GenPar, L.P., its general partner

By:	OHCP MGP, LLC, its general partner

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

OHCP GENPAR, L.P.

By:	OHCP MGP, LLC, its general partner

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

OHCP MGP, LLC

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

OAK HILL VENTURE FUND I, L.P.

By:	OHVF GenPar I, L.P., its general partner

By:	OHVF MGP I, LLC, its general partner

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

OHVF GENPAR I, L.P.

By:	OHVF MGP I, LLC, its general partner

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

OHVF MGP I, LLC

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

GROUP INVESTORS, LLC

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

FW INVESTORS V, L.P.

By:	FW Management II, LLC, its general partner

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

FW MANAGEMENT II, LLC

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

ROBERT M. BASS

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Attorney-in-Fact for:
ROBERT M. BASS (1)

(1)	A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

CAPITAL PARTNERSHIP, L.P.

By:	Capital GenPar, LLC, General Partner

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

CAPITAL GENPAR, LLC

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

GROUP III 31, LLC

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

/s/ David G. Brown
DAVID G. BROWN

/s/ Mark A. Wolfson
MARK A. WOLFSON

/s/ Kevin G. Levy
KEVIN G. LEVY
Attorney-in-Fact for:
J. TAYLOR CRANDALL (1)

(1)	A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

WOODSIDE PARTNERS, L.P.

By:	Tonandowah, L.L.C., its general partner

By:	/s/ John H. Fant
Name: John H. Fant
Title: Vice President

TONANDOWAH, L.L.C.

By:	/s/ John H. Fant
Name: John H. Fant
Title: Trustee of the Caroline Jean Crandall 1998 Trust, sole member of Tonandowah, L.L.C.